FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated September 8, 2023

Commission File Number: 001-04546

UNILEVER PLC

(Translation of registrant’s name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 OF UNILEVER PLC (FILE NO. 333-273447), UNILEVER CAPITAL CORPORATION (FILE NO. 333-273447-01) AND UNILEVER UNITED STATES, INC. (FILE NO. 333-273447-02) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNILEVER PLC

/s/ M Varsellona
By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 8 September 2023

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
5(a)	Opinion of Linklaters LLP, United States counsel for Unilever PLC, Unilever United States, Inc. and Unilever Capital Corporation
5(b)	Opinion of Linklaters LLP, English counsel for Unilever PLC